J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10017

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

August 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: iRhythm Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-244399)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of iRhythm Technologies, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 PM, Eastern Time, on August 18, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,
J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC

Acting severally on behalf of themselves and the
several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
Benjamin Burdett
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Chris Rigoli
Name: Chris Rigoli
Title: Vice President